UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-38591

Pinduoduo Inc.

28/F, No. 533 Loushanguan Road, Changning District

Shanghai, 200051

People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        ☒       Form 40-F        ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Departure of a Director

PDD (the “Company”) today announced that Mr. Neil Shen stepped down from the Company’s board of directors (the “Board”), effective as of November 28, 2022. The departure of Mr. Neil Shen was not due to any disagreement with the Company regarding its business, finance, accounting and/or any other matters.

Mr. Lei Chen, the Chairman and Chief Executive Officer of the Company, said: “Neil has been a valuable member of our board. I am deeply grateful for his contributions to our company and I wish him all the best.”

Mr. Neil Shen said: “After serving on the PDD board and witnessing the Company’s impressive development for four years, I have decided to step down from the Board to focus on my other interests and engagements.”

The Board now consists of five directors, three of whom are independent directors. Following Mr. Neil Shen’s departure, Dr. Qi Lu joined the audit committee of the Board and Mr. Anthony Kam Ping Leung joined the compensation committee of the Board, effective as of November 28, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PINDUODUO INC.

By	:	/s/ Lei Chen
Name	:	Lei Chen
Title	:	Chairman of the Board of Directors and Chief Executive Officer

Date: November 29, 2022